Exhibit 99.1

Westport Reports Third Quarter Fiscal 2011 Financial Results

~ Third Quarter Revenues Increase 8.5% Year Over Year ~

VANCOUVER, Feb. 8 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the third quarter of fiscal 2011 ended December 31, 2010 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Third Quarter Financial and Business Highlights

•	Reported consolidated revenues of $39.5 million for the quarter ended December 31, 2010 compared to $36.4 million for the same period last year, an increase of 8.5%.
•	Reported consolidated revenues of $109.9 million for the nine months ended December 31, 2010 compared to $87.2 million for the same period last year, an increase of 26%.
•	Reported net loss of $13.5 million ($0.31 loss per share) for the quarter ended December 31, 2010 compared to a net loss of $6.9 million ($0.20 loss per share) for the same period last year.
•	Reported net loss of $27.9 million ($0.68 loss per share) for the nine months ended December 31, 2010 compared to a net loss of $23.0 million ($0.70 loss per share) for the same period last year.
•	Reported cash and short term investments balance as at December 31, 2010 of $185.7 million compared to $104.2 million as at March 31, 2010 and $80.3 million as at September 30, 2010.
•	Announced Robert Transport order for 180 Peterbilt liquefied natural gas (LNG) trucks and Vedder Transport order for 50 Peterbilt LNG trucks powered by Westport HD Systems.
•	Ranked #1 on Corporate Knights Cleantech 10 List.

"The long term fundamental increases in oil prices continue to encourage adoption of a cheaper energy source for transportation, and that next generation fuel will be natural gas due to its favourable economic and environmental position. Each of our business units sees strong future market growth and continued support from both transportation customers and our OEM partners. Our strong balance sheet continues to allow us the ability to successfully engage new and existing OEMs to expand natural gas engine offerings into new market segments, and Westport's technology and integrated systems expertise offers significant advantages to new OEM partners."

"Within our five revenue producing business units, there are several areas that have exceeded our expectation for quarterly performance and all five areas are investing to bring new products to market that will continue to support long term growth. For example, Weichai Westport (WWI) continues to grow at 100% annually with no signs of slowing at this point. Juniper Engines' industrial offerings in forklift and oil-field service pumps are also seeing strong market demand and we expect these will be a platform for growth and several new products. Juniper is also seeing strong global demand in the automotive sector from OEMs. The Westport HD business finished the quarter on a strong note with announced orders of 230 units, more than double last year's sales, and new LNG refuelling corridors are developing in Alberta, BC, Utah and Texas. This corridor strategy is being adopted world wide and we believe 2011 will see substantial investment in natural gas infrastructure for transportation customers in Asia and Europe as well as across North America."

Third Quarter Fiscal Year 2011 Financial Results
Westport's consolidated revenues for the three months ended December 31, 2010 were $39.5 million, an increase of $3.1 million, or 8.5%, from $36.4 million for the three months ended December 31, 2009. CWI product revenue for the three months ended December 31, 2010 decreased from $26.3 million to $23.0 million as a result of lower shipments of the engines, from 1,162 units in the third quarter of fiscal 2010 to 1,036 units in the current quarter, and mix of engines sold. CWI parts revenue for the third fiscal quarter of 2011 increased from $6.6 million to $8.1 million. The number of engines in the field, their age and their reliability all impact parts revenue each period. Juniper contributed $7.8 million in revenue for the quarter ended December 31, 2010. Westport HD product revenue for the three months ended December 31, 2010 decreased to Nil compared to $2.2 million with 40 HD Systems delivered in the prior year period. While no revenue was recognized for HD Systems in the quarter, the Company has announced orders for 230 HD trucks featuring Westport's technology. The delivery time depends on customer fleet turnover requirements and truck OEMs' resources. During the quarter, Westport recognized HD parts revenue of $0.2 million and other revenue of $0.3 million generated from contract services and sales reported by the Company's consolidated joint venture with BTIC.

Westport's engine development program with Volvo Powertrain (VPT) is proceeding as planned. Westport records service revenue based on the successful completion of milestones, which, at this time, fall on or about every six months. Therefore, with no milestone scheduled for the third quarter of fiscal 2011, no service revenue was recorded. All costs associated with VPT engine development are recorded as research and development expenses in the quarter with said expenses being reimbursable on completion of the next milestone.

For the three months ended December 31, 2010, gross margin was $12.9 million, or 33% of total revenue, compared to $14.3 million, or 39% of total revenue, in the prior year period. CWI product gross margin and product gross margin percentage for the third fiscal quarter of 2011 was $8.2 million and 36%, respectively, from $10.2 million and 39%, respectively, in the prior year period. This decline in gross margin percentage was primarily due to a $1.0 million campaign adjustment in the current year period. Juniper recorded a gross margin and gross margin percentage of $1.5 million and 19%, respectively. Juniper's gross margin fluctuates based on the type, nature and mix of components or kits sold during the period.

For the three months ended December 31, 2010, operating expenses (research and development, general and administrative and sales and marketing) were $20.1 million compared to $13.7 million in the prior year period. This increase was driven primarily by the consolidation of the Company's Juniper acquisition, which added $3.1 million in operating expenses including $1.8 million in research and development activity to expand product offerings. Contributing to the increase in operating expenses were increases in product development with CWI as it develops new natural gas engines, costs attributed to the Volvo development agreement, customer support and market development activity. As noted in the Company's prospectus dated November 9, 2010, Westport's key driver for raising capital was to increase Research and Development activity with new and existing OEM partners. Westport has been in discussion with global OEMs regarding various market opportunities for natural gas vehicles and the associated research and market development expenses are reflected in the quarter.

Westport's 35% interest in WWI and its previous 49% interest in Juniper (prior to July 2, 2010) are accounted for on an equity method basis. For the three months ended December 31, 2010 Westport recorded $0.2 million income from its interest in WWI. For the year ended December 31, 2010, WWI revenue increased over 100% to over $46.0 million on 3,600 engines compared to the calendar year ended December 31, 2009.

Westport's consolidated net loss for the three months ended December 31, 2010 was $13.5 million, or a loss of $0.31 per share, compared to net loss of $6.9 million, or a loss of $0.20 per share, in the three months ended December 31, 2009.

The $6.6 million increase in net loss relates primarily to:

•	A decrease in Westport's 50% share of CWI net income of $1.2 million due to lower revenue and higher investment in product development for new natural gas engines;
•
Higher Westport HD and corporate operating expenses of $2.4 million as a result of the engine development agreement with VPT, of which, $1.2 million is reimbursable under the current agreement with VPT, and increased sales and marketing activities;

•	Juniper investment of $1.8 million in research and development activity to expand product offerings; and
•	Net foreign exchange losses increased the Company's loss by approximately $1.2 million.

As at December 31, 2010, Westport's cash, cash equivalents and short-term investment position was $185.7 million compared to $80.3 million as at September 30 2010. For the three months ended December 31, 2010, cash used in operations was $7.2 million with $9.1 million used for operating purposes, offset by changes in working capital that resulted in an increase of $1.9 million. Cash used in investing activities included purchase of short-term investments of $27.2 million, offset by a net repayment of advances from CWI to Cummins of $3.8 million.  Westport also purchased property and equipment of $1.5 million during the quarter. Cash flows from financing included $115.7 million, net of share issuance costs, raised in a public share offering. CWI also paid $6.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partner's share of net assets of joint venture. Foreign exchange on Canadian dollar and Euro denominated cash balances negatively impacted cash and cash equivalents by approximately $1.8 million.

Cummins Westport Inc. (CWI) Business Unit Highlights
CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles.

In North America, CWI continued to have success in the refuse truck market. In October 2010, the City of Culver City California purchased the second cycle of dedicated natural gas powered front loading refuse trucks to its fleet. These new trucks are replacing eight year-old natural gas front loaders, making Culver City one of the first municipalities to replace natural gas refuse trucks with new natural gas vehicles.

CWI was also active in international markets. During the quarter, CWI provided natural gas bus engines for major transit fleets in Asia, Latin America, and Europe. For the quarter ended December 31, 2010, revenue from kit shipments to Cummins India Ltd was $0.3 million as the Delhi transit bus project reached completion. During the two year project, over 3,000 CWI-powered natural gas buses were placed into service in Delhi.

Juniper Engines Inc. Business Unit Highlights
Juniper is Westport's light-duty business unit targeting the high volume light-duty vehicle and engine segment globally focusing on the industrial forklift market with products based on Hyundai Motor Company's 2.4L industrial engine platforms, as well as its liquefied petroleum gas (LPG) multipoint injection technology. In July 2010, Westport acquired OMVL, making Juniper a wholly owned subsidiary. This acquisition is expected to significantly expand Westport's global product portfolio by adding high-volume automotive components and systems.

In the third quarter of fiscal 2011, Juniper continued to sell and deliver to its OEM launch partner, Clark Material Handling Co. Field trial engines in an oilfield application are progressing well and products are expected to be available in the second half of calendar 2011. Juniper continues to engage in demonstrations with potential customers in both mobile and stationary industrial applications.

Juniper is pursuing significant opportunities in the automotive segment through discussions with a number of global OEMs. Juniper has increased its research and development activity to widen product offerings for light-duty automotive applications, with North American fleet vehicles being a significant target market. Juniper is leveraging its capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the Americas. Recently, Juniper signed an agreement to supply its compressed natural gas (CNG) kits to Fiat in Venezuela, which further demonstrates Juniper's strength in entering new markets and securing partnerships with global OEMs. Continued strategic investments in new markets and OEM-class products and capabilities will allow Juniper to compete for leadership in the light-duty alternative fuels market.

Weichai Westport Inc. (WWI) Business Unit Highlights
The growth in the WWI joint venture continues to accelerate as market demand for its Spark Ignited (SI) natural gas engines continues to increase. WWI reported revenues of $15.0 million for the quarter ended December 31, 2010 and $13.2 million for the second fiscal quarter of 2011 as the first two periods where WWI's financials were reported by Westport.

Excellent progress has been made in adapting Westport's proprietary high pressure direct injection (HPDI) technology to the selected Weichai engine with testing expected to begin in the first half of calendar 2011.

Volvo Powertrain Development Highlights
Development of the Volvo HPDI engine is on track and Westport's level of engagement with the organization continues to grow. In part to support the Volvo relationship, Westport opened a European office in Lyon, France, where Renault Trucks, a Volvo Group company, is located. Numerous other companies engaged in research, development and manufacturing are also based in Lyon to support the international bus and truck industry, as part of the Lyon Urban Truck and Bus Cluster. The presence of Westport in Europe also allows the company to establish relations with the main LNG and LPG fuel providers across Europe in addition to potential partners and suppliers.

Westport Heavy Duty (Westport HD) Business Unit Highlights
In December 2010, Westport announced that Vedder Transport Ltd. of Abbotsford, British Columbia had issued a purchase order for 50 Peterbilt 386 LNG trucks featuring Westport HD Systems. Vedder Transport Ltd., a division of the Vedder Transportation Group, specializes in the transportation of Food Grade products in a bulk liquid or dry state and offers dedicated and irregular route, truck load and less than truck load freight services throughout Canada, and between Canada and the United States. Terasen Gas, a subsidiary of Fortis Inc., the largest distributor of natural gas in British Columbia, will fuel the Vedder Transport natural gas fleet through a planned LNG refuelling station in Abbotsford, which is expected to be built in 2011. In addition, Terasen Gas, through its Energy Efficiency and Conservation program, will offset the incremental cost of using LNG-powered trucks rather than their traditional diesel counterparts.

Natural Resources Canada released the Natural Gas use in the Canadian Transportation Sector Deployment Roadmap initiative, highlighting the competitiveness and environmental benefits of introducing natural gas for trucking along key corridors and for urban fleets in Canada. The Roadmap is the culmination of research gathered from stakeholders from governments, industry - including gas producers, transporters, distributors, vehicle and equipment manufacturers, and end-users - as well as representatives from environmental non-governmental organizations and academia.

Westport continues to investigate the use of Westport HD technology on high-horsepower power applications. The Company is currently in discussion with a number of leading engine providers and OEMs in these spaces and expect to broaden its product offering to these markets over time. The adoption of Westport's technology would allow these organizations to achieve substantial savings in operating expenses, greenhouse gas emissions, and petroleum resources.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Tuesday, February 8, 2011 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until February 22, 2011. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, the growth of WWI, demand for Juniper engines' industrial offerings, expansion of Westport's global product portfolio, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, the rate of development of refuelling infrastructure, as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email:invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 08-FEB-11